HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration number: 1960/001900/06)
Share code: HVL ISIN: ZAE000003422
("Highveld" or "the Corporation")

Interim Report

for the six months ended 30 June 2008

- **Headline earnings increased by 100 per cent**
- **Group turnover from continuing operations increased by 36 per cent**

Group Reviewed Financial Results

The Group's financial results for the six months ended 30 June 2008 set out below have been prepared in accordance with the principal accounting policies of the Group, which comply with International Financial Reporting Standards ("IFRS") and in the manner required by the Companies Act in South Africa and are consistent with those applied in the Group's most recent annual financial statements, except for the Standards and Interpretations as listed below.

These results are presented in terms of IAS 34 applicable to Interim Financial Reporting.

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board ("the IASB") and the International Financial Reporting Interpretation Committee of the IASB ("IFRIC"), that are relevant to its operations and effective for accounting periods beginning on or after 1 January 2008.

The adoption of these new and revised Standards and Interpretations has resulted in changes in the Group's accounting policies and are disclosed as follows:

IFRS 8 – *Operating Segments*
The Group has elected to early adopt this standard with effect from 1 January 2008. The adoption of this standard has resulted in additional disclosures contained in the condensed group segmental report.

IAS 23 – *Borrowing Costs (revised)*
The Group has elected to early adopt this standard prospectively with effect from 1 January 2008. The early adoption amounts to a change in accounting policy but did not have any impact on the results as the Group did not incur any borrowing costs on qualifying assets for the period from 1 January 2008.

IFRIC 12 – *Service Concession Arrangements*
This interpretation had no impact on the Group's interim results as the Group does not operate consession arrangements.

IFRIC 14 – IAS 19 – *The Limit on a Defined Benefit Asset, minimum Funding Requirements and their Interaction*
This interpretation had no impact on the Group's results as the Group has no plan assets in respect of retirement benefits.

The IASB has issued Improvements to IFRS – a collection of amendments to International Financial Reporting Standards in line with their annual improvement project. It deals with amendments to certain accounting standards contained in this document which are effective to annual periods beginning on or after 1 January 2009. The Group does not intend to early adopt these amendments.

Following the restatement and reclassifications as announced in the December 2007 annual report, the comparative information for 30 June 2007 has been restated.

The impact of the changes in these policies are disclosed in note 6.

The financial information has been reviewed by Ernst & Young Inc. in accordance with ISRE 2410 "Review of Interim Financial Information Performed by the Independent Auditors of the entity", whose unmodified review report is available for inspection at the Corporation's registered office.

Chairman's Statement and CEO's Review

Strategic direction

Highveld has been part of the Evraz Group S.A. for just over a year and has now become a focused producer of steel and vanadium-bearing slag, the latter through its steel manufacturing process. Its next objective is to maximise its steel production, further optimise efficiencies in the steel manufacturing process and to increase the production of vanadium-bearing slag. An intensive programme of becoming a Total Productive Organisation is being implemented with the main driver of reducing "wastage" in the broadest sense of the word and to improve competitiveness.

All operational divisions are undergoing evaluation with the objective of increased efficiencies. Further organisational changes are also envisaged in order to develop a more leaner management structure to deliver enhanced decision making. Service to our clients is another important focus for improvement.

Financial results

The Corporation had its best ever headline earnings in any six month period.

Headline earnings increased from R644 million in 2007 to R1 287 million in 2008. The improvement was mainly due to significant price increases on both steel and vanadium products. Operating profit increased by R881 million to R1 882 million after a depreciation charge of R129 million (2007: R128 million).

Headline earnings per share increased from 649.2 cents in 2007 to 1 297.7 cents in 2008.

Net cash outflow for the period was R98 million, decreasing the cash on hand to R670 million from R768 million at 31 December 2007. The cash inflow from operations amounted to R1 680 million and this was reduced by taxation payments of R228 million, dividend payments of R1 784 million and capital expenditure of R240 million.

Business risks

The availability of all services supplied by the Government still remain high on the list of event risks with the reliability of electricity supply, rail service and water supply being the most significant over the medium term.

The impact of infrastructural shortcomings and lack of capacity in Government related sectors of the South African service industry is still posing unprecedented challenges to business. While impossible to redress the majority of these in the short term, it remains critical that Government, at all levels, prioritise capital investment to assist in alleviating pressure on industry, particularly in relation to electricity supply and rail infrastructure.

In the first half of the year Eskom suffered a serious electricity generation crisis resulting in a declaration of force majeure. Load shedding and demand market participation agreements with Eskom during January and February 2008 resulted in significant production losses. Eskom and Government's power conservation strategy, which includes possible legislated power rationing, is a serious future concern.

The reliability of municipal water supply also remains a threat. A number of unplanned water supply interruptions occurred during the first half of the year. However, production losses were narrowly averted.

On 19 June 2008, personnel from the Competition Commission visited the Corporation's office as part of its investigation into possible price fixing in the steel industry. The Corporation has co-operated with the authorities on the matter in making available all the information that was requested.

Operations

Steel

World crude steel production has grown to an annual rate of almost 1.4 billion tons for the first six months of the year, which is a 5.7 per cent increase over the same period last year. China continues to be the top producer, with 263 million tons for the first six months of this year, which is 9.6 per cent up on the same period last year and now accounts for 38 per cent of global steel production.

Highveld's gross rolled steel output decreased by 7.3 per cent compared with the budget. Output was negatively affected by operational interruptions due to electricity supply constraints, operational difficulties and capital projects. Major contributing factors to the decrease were problems within Ironmaking and Continuous Casting, with the Structural Mill and the Plate Mill suffering for lack of supply from these upstream divisions. These production problems led to a production loss of 28 000 tons of saleable product against budget.

The Corporation's total steel sales volumes for the first six months of this year decreased by 2.4 per cent against budget. Domestic despatches, however, increased by 12 per cent compared with the budget. Highveld's priority is to satisfy its South African customers. With the commencement of the new power station projects and some other projects, it is believed that overall sales to the domestic market will still remain strong in the medium term, despite downward pressure on the domestic demand for structurals in the short term.

Domestic and export prices for our steel products have increased considerably in the first six months in line with international price trends. The Corporation, however, was not able to take full advantage of the export opportunity due to production problems, mainly at the beginning of the year, coupled with strong domestic demand and associated higher prices.

Vanadium

The first six months of 2008 showed a great deal of volatility in the market. South African producers were adversely affected by power outages due to the inconsistent performance of Eskom. Chinese producers were also adversely affected, firstly by disruptive weather conditions in the beginning of the year and thereafter by power outages. This resulted in demand outstripping supply with prices peaking at US$90 per kg V for ferrovanadium.

The Hochvanadium joint venture in Austria performed well and sales volumes for the first six months exceeded budget by 3.8 per cent.

Production at Vanchem during the first six months was only about 80 per cent of the anticipated volumes. Vanchem was particularly badly affected by power outages in the form of load shedding during the period. Kiln outages due to non-continuous operations also negatively affected efficiencies.

At Vanchem good progress was made in implementing the Integrated Water and Waste Management Plan, with a number of projects either well underway or nearing completion.

Safety, health, environment and quality

No significant accidents were recorded for the first half of the year. With much attention being paid to safety and health, it is pleasing to report a steady decrease in the Corporation's lost time injury frequency rate from 0.66 in January 2008 to 0.49 in June 2008.

Highveld continues to monitor the well-being of its workforce and contractors and operates a range of programmes for occupational health, which includes HIV wellness and personal well-being. It is pleasing that no reportable occupational diseases were recorded.

The Corporation's programme for integrated water and waste management and emission control improvement continues. With the shortage of electricity in South Africa, alternatives to improve energy conservation or to generate electricity internally are being investigated.

The Environmental Management Inspectorate ("EMI") of the Department of Environmental Affairs and Tourism ("DEAT") issued a report during June 2008 regarding its visit to the Steelworks in November 2007. The inspection formed part of "Operation Ferro", a national environmental compliance campaign focusing on the iron, steel and ferro-alloy industries. An appropriate response had been submitted to DEAT.

In addition, a detailed submission has been sent to DEAT in response to the EMI report in respect of the visit to Vanchem during August 2007. Subsequently a meeting was held with DEAT which discussed the way forward. Despite the undertakings given, DEAT has since advised that it will issue a directive in terms of the relevant legislation. Discussions with DEAT continue.

Action plans, including the necessary capital expenditure programme, are being implemented to ensure that all the issues raised by DEAT, where reasonably practicable, will be addressed to its satisfaction.

Highveld has implemented an integrated SHEQ management system. Currently the Corporation is ISO 9001 and ISO 14001 certified by TÜV Rheinland.

Divestments

The sale of Rand Carbide's assets (property, plant and equipment and inventories less certain employee related provisions) to Silicon Smelters (Proprietary) Limited became effective on 1 February 2008 following regulatory approvals. The proceeds from the disposal of the assets amounted to R297 million and the after tax profit on this transaction was R182 million. The purchaser has instituted a claim against the Corporation relating to a building structural issue.

Following the disposal of the Transalloys division during 2007, the new owner has also instituted two claims against the Corporation in respect of the sales proceeds.

The Corporation is defending both claims of Rand Carbide and Transalloys and all the parties have agreed to arbitration processes as provided for in the respective sale of business agreements.

On 21 April 2008, the Corporation entered into definitive agreements with Vanchem Vanadium Products (Proprietary) Limited, a subsidiary of Duferco Investment Partners Inc, disposing of the Vanchem division and the shareholding in South Africa Japan Vanadium (Proprietary) Limited ("SAJV"). All conditions set have been met with an effective date of 29 August 2008.

Capital expenditure

Capital expenditure incurred by the Group during the period amounted to R240 million (2007: R275 million) and the total commitment in respect of future capital expenditure as at 30 June 2008 is R669 million compared with R471 million at 31 December 2007. This expenditure will be funded from internally generated cash flows and borrowing facilities, if required.

The capital expenditures are aimed at establishing more reliable operations, stabilise plant output and contribute to higher profitability.

Black economic empowerment

During the period under review, goods and services worth R386 million (2007: R277 million) were purchased from a total of 135 (2007: 152) black empowerment enterprises.

The Corporation is in the process of evaluating alternatives to divest the required stake in Mapochs mine to a BEE partner to ensure conversion of its old order mining rights.

Directorate

Sadly, on 28 March 2008 Leslie Boyd, the then Chairman of the Board, passed away after a short illness. His commitment, contribution and dedication to Highveld will be long remembered and is sorely missed. He was appointed to the Board on 28 July 1972 and served as Chairman from June 1983 to May 2001 and again from 9 May 2007.

As the first General Manager, he assisted in establishing the Steelworks, built its operations and then helped to direct the Corporation as a Board member and Chairman. He served on the Board under both Anglo American and Evraz ownership and his experience and integrity was an essential contribution during the recent changeover in ownership.

Outlook

Domestic demand for all of the Corporation's steel products is expected to come under pressure in the short term due to higher than normal stock levels at merchants. However, international demand and prices should allow the Corporation to sell the balance of its production, notwithstanding inflationary pressures jeopardising investment activities in foreign countries.

Vanadium demand should remain stable and prices are expected to remain at current levels of some US$60 per kg V.

Raw material prices should become more stable and a slight reduction of prices is envisaged.

The Corporation experienced an increase in excess of 27 per cent on the cost of energy purchased from Eskom.

Labour costs have increased at a rate in excess of inflation.

As a result of the above, together with general cost increases and the uncertain capability to continue to transfer the increases to the market, the cost rationalisation project continues to be a top priority.

Provided that the Rand Dollar exchange rate remains at levels achieved in the first half of 2008, a modest reduction in the financial performance in respect of the continuing operations can be expected for the second half of the year.

For and on behalf of the Board

JW Cambell *Acting Chairman*	WG Ballandino *Chief Executive Officer*	25 August 2008

Directors:

WG Ballandino *(Chief Executive Officer) (Italian)*, GC Baizini *(Italian)*, CB Brayshaw, JW Campbell, AV Frolov *(Russian)*, GA Mannina *(Swiss)*, BJT Shongwe and PS Tatyanin *(Russian)*

Company secretary:

Mrs CI Lewis

Registered office:

Portion 29 of the farm Schoongezicht No. 308 JS
District eMalahleni, Mpumalanga
P O Box 111, Witbank 1035
Tel: (013) 690-9911 Fax: (013) 690-9033

Transfer secretaries:

Computershare Investor Services (Proprietary) Limited
70 Marshall Street, Johannesburg
P O Box 61051, Marshalltown 2107
Tel: (011) 370-5000 Fax: (011) 688-5200

Sponsor

JPMorgan

Condensed consolidated income statements

	Note	Reviewed for the six months ended 30 Jun 2008 Rm	Restated 30 Jun 2007 Rm	Audited for the year ended 31 Dec 2007 Rm
CONTINUING OPERATIONS				
Revenue		3 915	2 741	5 378
Operating profit before depreciation		1 637	767	1 421
Depreciation and scrapping of property, plant and equipment		(129)	(112)	(250)
Change in estimated useful lives of property, plant and equipment			(26)	–
Operating profit		1 508	629	1 171
Interest and investment income received		83	17	92
Finance charges		(15)	(27)	(64)
Profit before taxation		1 576	619	1 199
Taxation charge		(553)	(248)	(146)
Profit after taxation from continuing operations		1 023	371	1 053
DISCONTINUED OPERATIONS				
Revenue		902	1 159	1 780
Operating profit before depreciation		374	365	569
Depreciation and scrapping of property, plant and equipment			(16)	6
Change in estimated useful lives of property, plant and equipment			23	–
Operating profit		374	372	575
Profit on disposal of discontinued operation		217		572
Interest and investment income received		3	3	5
Finance charges		(10)	(28)	(4)
Profit before taxation		584	347	1 148
Taxation charge		(142)	(74)	(298)
Profit after taxation from discontinued operations		442	273	850
TOTAL OPERATIONS				
Revenue	4	4 817	3 900	7 158
Operating profit before depreciation		2 011	1 132	1 990
Depreciation and scrapping of property, plant and equipment		(129)	(128)	(244)
Change in estimated useful lives of property, plant and equipment			(3)	–
Operating profit		1 882	1 001	1 746
Profit on disposal of discontinued operation		217		572
Interest and investment income received		86	20	97
Finance charges		(25)	(55)	(68)
Profit before taxation		2 160	966	2 347
Taxation charge		(695)	(322)	(444)
Attributable profit		1 465	644	1 903
Basic earnings per share		Cents	Cents	Cents
From continuing operations		1 032.0	373.2	1 061.9
From discontinued operations		445.4	276.0	857.5
From total operations		1 477.4	649.2	1 919.4
Basic earnings per share – diluted				
From continuing operations		1 032.0	373.2	1 061.9
From discontinued operations		445.4	276.0	857.5
From total operations		1 477.4	649.2	1 919.4
Reconciliation of headline earnings		Rm	Rm	Rm
Attributable profit		1 465	644	1 903
Add/(deduct) after tax effect of:				
Profit on disposal of discontinued operation (including costs of future disposal transactions)	7	(178)		(455)
Impairment losses recognised			–	(7)
Net profit on disposal and scrapping of property, plant and equipment		–	–	3
Headline earnings		1 287	644	1 444
Headline earnings per share		Cents	Cents	Cents
From continuing operations		1 032.0	373.2	1 058.0
From discontinued operations		265.7	276.0	398.8
From total operations		1 297.7	649.2	1 456.8
Headline earnings per share – diluted				
From continuing operations		1 032.0	373.2	1 058.0
From discontinued operations		265.7	276.0	398.8
From total operations		1 297.7	649.2	1 456.8
Number of shares		Million	Million	Million
Ordinary shares in issue as at period-end date *		99.1	99.1	99.1
Weighted average number of ordinary shares *		99.1	99.1	99.1
Diluted number of ordinary shares *		99.1	99.1	99.1
Dividends per share – based on calendar profits		Cents	Cents	Cents
Special dividend proposed and paid		1 800		
Final dividend proposed and paid i.r.o. 2006			350	350
Special dividend proposed and paid			100	100

**Rounded to nearest hundred thousand*

Condensed consolidated balance sheets

	Notes	Reviewed as at 30 Jun 2008 Rm	Restated 30 Jun 2007 Rm	Audited for the year ended 31 Dec 2007 Rm
ASSETS				
Non-current assets		1 826	1 660	1 764
Property, plant and equipment		1 825	1 654	1 763
Environmental trust investments		–	3	–
Available for sale investments		1	3	1
Current assets		2 868	2 027	2 276
Assets of disposal group classified as held for sale	8	686	1 058	884
TOTAL ASSETS		5 380	4 745	4 924
EQUITY AND LIABILITIES				
Shareholders' equity		3 123	2 082	3 379
Non-current liabilities		734	556	723
Long-term borrowings		–	1	–
Long-term provisions		368	247	344
Deferred taxation		369	308	379
Current liabilities		1 451	2 000	749
Liabilities directly associated with the assets classified as held for sale	8	72	107	73
TOTAL EQUITY AND LIABILITIES		5 380	4 745	4 924
Net cash/(borrowings)	3	519	(340)	785
Net asset value – cents per share		3 150	2 100	3 408

Condensed consolidated cash flow statements

	Reviewed for the six months ended 30 Jun 2008 Rm	Restated 30 Jun 2007 Rm	Audited for the year ended 31 Dec 2007 Rm
Cash available from operations before taxation paid	1 680	1 068	1 922
Taxation paid	(228)	(258)	(665)
Net cash flows from operating activities	1 452	810	1 257
Net cash flows from/(used in) investing activities	57	(275)	389
Net cash inflow before financing activities	1 509	535	1 646
Net cash flows from/(used in) financing activities excluding dividends paid	168	(130)	(965)
Dividends paid	(1 784)	(446)	(446)
Net (decrease)/increase in cash and cash equivalents	(107)	(41)	235
Effects of exchange rate changes on cash held in foreign currencies	9	10	22
Cash and equivalents at beginning of period	768	511	511
Cash and equivalents at end of period	670	480	768

Condensed consolidated statements of recognised income and expense

	Reviewed for the six months ended 30 Jun 2008 Rm	Restated 30 Jun 2007 Rm	Audited for the year ended 31 Dec 2007 Rm
Currency translation differences	64	6	47
Fair value revaluation	–	–	(3)
Net income recognised directly in equity	64	6	44
Attributable profit for the period	1 465	644	1 903
Total recognised income and expense for the period	1 529	650	1 947

Condensed group segmental reports

The Group is organised into business units based on their products and has three reportable segments as follows:

Steelworks

The major products of the steel segment are structural steel, plate, coil and vanadium slag.

Vanadium

The major products of the vanadium segment are vanadium pentoxide, ferrovanadium and various vanadium chemicals.

Ferro-alloys

The major products of the ferro-alloys segment are ferrosilicon, char, ferromanganese and silicomanganese.

No operating segments have been aggregated to form the above reportable operating segments. Management monitors the operating results of its business units separately for the purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit.

The following tables present the revenue and operating profit information regarding the Group's operating segments.

	Reviewed for the six months ended 30 Jun 2008					
	Continuing operations			Discontinued operations		
	Steelworks Rm	Vanadium Rm	Total Rm	Vanadium Rm	Ferro-alloys Rm	Total Rm
Revenue						
Revenue from external customers	2 612	1 303	3 915	882	20	902
Intersegmental revenue	342		342	2	6	8
Total segment revenue	**2 954**	**1 303**	**4 257**	**884**	**26**	**910**

	Reviewed for the six months ended 30 Jun 2007 Restated					
	Continuing operations			Discontinued operations		
	Steelworks Rm	Vanadium Rm	Total Rm	Vanadium Rm	Ferro-alloys Rm	Total Rm
Revenue						
Revenue from external customers	2 026	715	2 741	515	644	1 159
Intersegmental revenue	62		62	1	58	59
Total segment revenue	**2 088**	**715**	**2 803**	**516**	**702**	**1 218**

	Audited for the year ended 31 Dec 2007					
	Continuing operations			Discontinued operations		
	Steelworks Rm	Vanadium Rm	Total Rm	Vanadium Rm	Ferro-alloys Rm	Total Rm
Revenue						
Revenue from external customers	3 929	1 449	5 378	957	823	1 780
Intersegmental revenue	135		135	181	97	278
Total segment revenue	**4 064**	**1 449**	**5 513**	**1 138**	**920**	**2 058**

Intersegmental revenues are eliminated on consolidation.

	Reviewed for the six months ended						Audited for the year ended		
	30 Jun 2008			Restated 30 Jun 2007			31 Dec 2007		
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Operating profit									
Steelworks	995		995	419		419	749		749
Vanadium	513	343	856	210	335	545	422	458	880
Ferro-alloys		31	31		37	37		117	117
Total	**1 508**	**374**	**1 882**	**629**	**372**	**1 001**	**1 171**	**575**	**1 746**

Notes to the condensed consolidated financial statements

1. **Companies Act and JSE Limited Listings Requirements**

   Compliance with the Companies Act No. 61 of 1973 as well as the Listings Requirements of the JSE Limited has been maintained throughout the reporting periods.

2. **Related party transactions**

   Transactions entered into between the Group and its related parties during the reporting periods were arms length transactions between knowledgeable, willing parties at fair value.

3. **Net cash/(borrowings)**

   Net cash/(borrowings) is calculated by subtracting the financial leases (long-term debt) and the short-term loans (including loans receivable from subsidiaries and joint ventures) from the cash and cash equivalents.

4. **Supplementary revenue information**

		Unaudited 30 Jun 2008	Unaudited 30 Jun 2007	Unaudited 31 Dec 2007
Sales volumes of major products				
Total steel	Tons	366 859	381 657	730 228
Vanadium pentoxide (Vanchem)	kg V_2O_5	1 789 142	2 173 787	4 276 779
Ferrovanadium and ferrovanadium nitride	kg V	3 801 365	3 907 417	8 723 085
Vanadium chemicals	kg V_2O_5	553 780	762 627	1 300 759
Vanadium slag	tons V_2O_5	6 830	6 903	14 243
Weighted average selling prices achieved for major products				
Total steel	$/t	846	702	731
Vanadium pentoxide (Vanchem)	$/kg V_2O_5	26	14	15
Ferrovanadium	$/kg V	58	34	35
Vanadium chemicals	$/kg V_2O_5	31	16	18
Average R/$ exchange rate		7.65	7.17	7.06

5. **Financial ratios**

Current ratio	2.33	1.46	3.84
Market capitalisation – Rm	15 864	9 221	11 203

6. **Impact of changes in accounting policies**

   The impact of the changes in accounting policies on earnings per share for the 2007 comparative period is as follows:

	Basic cents	Basic – Diluted cents	Headline cents	Headline – Diluted cents
Earnings per share 30 June 2007 as previously reported	648.2	648.2	648.2	648.2
Impact of changes in accounting policies:				
Equity accounting of joint ventures	2.0	2.0	2.0	2.0
Employee benefits	(1.0)	(1.0)	(1.0)	(1.0)
Earnings per share 30 June 2007 as restated	**649.2**	**649.2**	**649.2**	**649.2**

7. **Disposal of discontinued operation**

   Following the disposal of the Rand Carbide division during the period under review, the comparative information for June 2007 has been restated as required in terms of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

8. **Disposal groups**

   In terms of an European Union competition ruling Highveld is required to dispose of the Vanchem division and its interest in South Africa Japan Vanadium (Proprietary) Limited ("SAJV"). The Vanchem division and the interest in SAJV have been treated as disposal groups for the period to 30 June 2008 and are reported as discontinued operations. The sale agreements for the Vanchem division and SAJV have been concluded and the effective date of sale for the Vanchem division is expected to be 1 September 2008. The assets and related liabilities of these disposal groups are as follows:

	Reviewed 30 Jun 2008 Rm	Reviewed Restated 30 Jun 2007 Rm	Audited 31 Dec 2007 Rm
ASSETS			
Non-current assets classified as held for sale	549	560	573
Current assets classified as held for sale	137	498	311
	686	**1 058**	**884**
EQUITY AND LIABILITIES			
Liabilities directly associated with assets classified as held for sale	72	107	73
The cash flows were as follows:			
Cash inflow from operating activities	120	194	417
Cash outflow from investing activities	(37)	(75)	(117)
Cash outflow from financing activities	–	(62)	(66)
Total cash inflow	**83**	**57**	**234**

9. **Condensed statements of changes in equity**

	Share capital and share premium Rm	Translation and share-based payment reserves Rm	Fair value reserves Rm	Retained profit Rm	Total Rm
2007					
Currency translation differences		6			6
Net income recognised directly in equity		6	–	–	6
Attributable profit for the period as previously stated				643	643
Total recognised income and expense for the period		6	–	643	649
Balance at 31 December 2006 as audited	585	54	3	1 243	1 885
Dividends paid				(446)	(446)
Change in accounting policy				1	1
Recognition of share-based payments		(7)			(7)
Restated balance at 30 June 2007 – Reviewed	585	53	3	1 441	2 082
Currency translation differences		41			41
Fair value adjustments			(3)		(3)
Net income/(expense) recognised directly in equity		41	(3)	–	38
Attributable profit for the period				1 259	1 259
Total recognised income and expense for the period		41	(3)	1 259	1 297
Balance at 31 December 2007 – audited	585	94	–	2 700	3 379
Interim – 2008					
Currency translation differences		64			64
Net income recognised directly in equity		64	–	–	64
Attributable profit for the period				1 465	1 465
Total recognised income and expense for the period		64	–	1 465	1 529
Balance at 31 December 2007 – audited	585	94	–	2 700	3 379
Dividends paid				(1 785)	(1 785)
Balance at 30 June 2008 – reviewed	**585**	**158**	**–**	**2 380**	**3 123**

10. **Contingent liabilities**

    As required by the Mineral and Petroleum Resources Development Act, a guarantee amounting to R190 million (2007: R176 million) was issued in favour of the Department of Minerals and Energy for the unscheduled closure of the Mapochs mine.